Exhibit 99.2

The Annual General Meeting of Evaxion Biotech A/S will be held on 30 April 2025 at 2:00 pm (CEST) at Evaxion Biotech A/S, Dr. Neergaards Vej 5F, 2970 Hørsholm, Denmark

Name and address:	This form must be returned to:
Computershare A/S Lottenborgvej 26D
DK-2800 Kgs. Lyngby
VP account number:	Denmark

Request admission card

Admission cards may be requested and proxies nominated electronically via the Evaxion Biotech’s shareholder portal, please click here.

Alternatively, you may complete and send the form to Computershare A/S via email to gf@computershare.dk or by post no later than 25 April 2025 at 11:59 pm (CEST).

If you submit your request for an admission card electronically, you will receive a confirmation instantly.

PLEASE TICK:

☐ I wish to attend the general meeting and hereby request an admission card.

☐ I also request an admission card for a companion/advisor:

Name and address (please use capital letters)

Nomination of proxy and voting by correspondance

Please complete the proxy and vote by correspondence form separately. Nomination of proxy and voting by correspondence can also be submitted electronically via Evaxion Biotech’s shareholder portal Evaxion Biotech A/S (computershare.dk).

Proxy votes must be submitted no later than Friday 25 April 2025 at 11:59 pm (CEST). Votes by correspondence must be submitted no later than Tuesday 29 April 2025 at 12:00 pm (CEST).

Date	Signature

Please note that the company and the registrar are not responsible for any delay in submitting the material. This form must be received by Computershare A/S, Lottenborgvej 26D, DK-2800 Kgs. Lyngby, Denmark or email gf@computershare.dk no later than 25 April 2025 at 11.59 pm (CEST) for registration of attendance as well as proxy and no later than 29 April 2025 at 12:00 pm (CEST) for voting by correspondence.

The Annual General Meeting of Evaxion Biotech A/S will be held on 30 April 2025 at 2:00 pm (CEST) at Evaxion Biotech A/S, Dr. Neergaards Vej 5F, 2970 Hørsholm, Denmark

Name and address:	This form must be returned to:
Computershare A/S Lottenborgvej 26D
DK-2800 Kgs. Lyngby
VP account number:	Denmark

Nomination of proxy/voting by correspondence: If you are unable to attend, you may vote by correspondence or appoint a person as your proxy to represent you at the general meeting.

PLEASE TICK ONLY ONE BOX:

☐ I hereby give proxy to the chairman of the Board of Directors Evaxion Biotech A/S, or a substitute duly appointed by him, to vote on my/our behalf at the general meeting.

☐ I hereby give proxy to: ____________________________________________________________________________________________________________________________________________________________________________________

Name and address (please use capital letters)

to vote on my/our behalf at the general meeting.

☐ I also request an admission card to an advisor of the proxy holder:

Name and address (please use capital letters)

☐ Proxy instructions. In the table below, I have indicated how I wish to vote at the general meeting.

Please note that this proxy will only be used if a vote is requested by a third party.

☐ Voting by correspondence. In the table below, I have indicated how I wish to vote at the general meeting.

Please note that votes by correspondence cannot be withdrawn, and that they will also be used in case of proposed amendments to the items on the agenda.

Please indicate your instructions to your proxy by ticking the relevant boxes below. If your proxy is given to the Board of Directors, and if you do not tick any of the boxes, the Board of Directors will vote or abstain from voting at its discretion on the basis of your instrument of proxy.

Items on the agenda of the Annual General Meeting on 30 April 2025 (short version, for complete agenda please refer to the notice)	FOR	AGAINST	ABSTAIN	Recommendation of the Board of Directors
1. Election of the chairman of the meeting				For
2. The board of directors' report on activities of the Company in the past year
3. Presentation of the audited annual report for adoption				For
4. Resolution on the appropriation of the loss recorded in the adopted annual report				For
5. Election of members to the board of directors
Re-election of Marianne Søgaard				For
Re-election of Lars Holtug				For
Re-election of Lars Aage Staal Wegner				For
Re-election of Roberto Prego Pineda				For
Election of Helen Tayton-Martin				For
6. Election of auditor
Re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30700228				For
7. Any motion from the board of directors and/or the shareholders
7a The board of directors proposes changing the Company’s name to “Evaxion A/S”				For
7b The board of directors proposes to authorize the board of directors to issue warrants				For
7c The board of directors proposes to authorize the board of directors to increase the share capital				For
8. Proposal to authorize the chairman of the meeting				For
9. Miscellaneous

If you do not indicate the type of proxy you wish to use, you will be considered to have given proxy instructions. Please note that this proxy will only be used if a vote is requested by a third party.

Date	Signature

Please note that the company and the registrar are not responsible for any delay in submitting the material. This form must be received by Computershare A/S, Lottenborgvej 26D, DK-2800 Kgs. Lyngby, Denmark or email gf@computershare.dk no later than 25 April 2025 at 11.59 pm (CEST) for registration of attendance as well as proxy and no later than 29 April 2025 at 12:00 pm (CEST) for voting by correspondence.